UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

EXPEDITION LEASING INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

302 12T 10 7
(CUSIP Number)

Weili Wang
18138 Via Calma
Rowland Heights, California 91748
(626) 253-2038
_____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 302 12T 10 7

1  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Weili Wang

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3  SEC USE ONLY

4  SOURCE OF FUNDS*
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6  CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF            7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  24,725,200
OWNED BY                        ___________________________________________________________
EACH                8      SHARED VOTING POWER
REPORTING
PERSON WITH
___________________________________________________________
                    9      SOLE DISPOSITIVE POWER

24,725,200
                                              ___________________________________________________________
10	SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,725,200

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98%

14    TYPE OF REPORTING PERSON*

IN

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.00001 per share (“Common Stock”), of Expedition Leasing Inc., a Florida corporation (the “Company”). The address of the Company’s principal executive office is No. 365 Chengde Street, Daowai District, Harbin, Heilongjiang Province, People’s Republic of China.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Weili Wang. The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)  The Reporting Person’s residential address is: 18138 Via Calma, Rowland Heights, California 91748.

(c)  The Reporting Person is presently a member of the Company’s board of directors, with its principal executive office at No. 365 Chengde Street, Daowai District, Harbin, Heilongjiang Province, People’s Republic of China.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

On December 7, 2007 (the “Closing Date”), Expedition Leasing Inc. (the “Company”) executed a Share Exchange Agreement (“Exchange Agreement”) by and among certain holders of the Company’s common stock (“Expedition Leasing Stockholders”) and the Company, on the one hand, and Sinary Bio-Technology Holdings Group, Inc., a Nevada corporation (“Sinary”), and Weili Wang, the sole stockholder of Sinary’s common stock (the “Sinary Stockholder”), on the one hand, so that the Sinary Stockholder could acquire control of the Company.

Under the Exchange Agreement, on the Closing Date, the Company issued shares of the Company’s common stock to the Sinary Stockholder in exchange for 100% of the common stock of Sinary. Concurrently, the Expedition Leasing Stockholders cancelled 24,725,200 shares of Expedition Leasing common stock held by them in the aggregate. Immediately after the Closing, Expedition Leasing had a total of 25,229,800 shares of common stock outstanding, with the Sinary Stockholder owning approximately 98% of Malex’s outstanding common stock. The Company’s directors and the Expedition Leasing Stockholders approved the Exchange Agreement and the transactions contemplated thereunder. Sinary’s directors and the Sinary Stockholder approved the Exchange Agreement and the transactions contemplated thereunder. A copy of the Exchange Agreement is attached hereto as Exhibit A.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares as former holder of Sinary’s common stock. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

As a significant stockholder of the Company, the Reporting Person may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.  Materials to be Filed as Exhibits.

(1)
Share Exchange Agreement among Expedition Leasing, Inc., the Expedition Leasing Stockholders, Sinary and the Sinary Stockholder dated December 7, 2007 (Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 10, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008	/s/ Weili Wang
Weili Wang